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                              June 8, 2021

       Mark Locke
       Chief Executive Officer
       Genius Sports Limited
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 8, 2021
                                                            File No. 333-256882

       Dear Mr. Locke:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 8, 2021

       General

   1. Please amend your filing to provide all disclosure that may not be omitted pursuant to
                                                        Rule 430A. In this
regard, using your most recent market price as an estimate for your offering price, please
provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and
dilution throughout your prospectus.
 Mark Locke
FirstName  LastNameMark  Locke
Genius Sports Limited
Comapany
June 8, 2021NameGenius Sports Limited
June 8,
Page 2 2021 Page 2
FirstName LastName
       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Ross M. Leff, P.C.